Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on March 25, 2021, or the Annual Report, including the consolidated annual financial statements as of December 31, 2020 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion, including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its Annual Report. Perion does not assume any obligation to update these forward-looking statements.

The terms “Perion,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Perion Network Ltd. and its subsidiaries, unless the context otherwise requires.

General

Perion is a global technology innovator in the digital advertising ecosystem, providing brands and publishers with an opportunity to unlock lucrative growth opportunities. The Company operates across the three main pillars of digital advertising: ad search, social media, and display/video/CTV, representing a potential market of more than $455 billion in 2021 that is expected to grow to $645 billion in 2024, according to eMarketer.

Through its diversified solutions portfolio, Perion is perfectly positioned to capitalize on  any changes in the direction branded and e-commerce spending is headed. Each of these businesses is led by visionary and experienced leadership.

Perion’s Hub & Spoke Model

Perion created a unique framework where all its demand and supply assets are connected to a central intelligent HUB (referred to as the iHUB). We believe that this model provides 3 levels of value: operational savings – shared resources, media cost (TAC) optimization and customer value increase.

1.	Operational Savings – Shared Resources
The iHUB serves as a central function to all of Perion’s activities. By creating a shared infrastructure of an ad-server, RTB engine, data layer and reporting, Perion can save the need for each business unit to develop parts of its own infrastructure.

2.	Media Cost (TAC) Optimization
The iHUB allows our business units to quickly integrate demand and supply with each other, providing us a better utilization of our owned & operated supply to serve direct demand in a closed loop and generating higher yield. Our ability to offer each publisher and advertiser multiple ad products under one roof, improves and optimizes the return on our go-to-market efforts. We believe to have untapped cross-sell opportunities in our business that we are just starting to realize.

3.	Customer Value Increase
With the iHUB, we can offer our advertisers a larger scale and reach, and better matching with our cross-company data layer. We offer our publishers more opportunities to monetize their inventory and generate incremental revenue as we make multiple ad products from different business units available in a unified platform.

The advanced technological solutions offered by Perion, which track with the entire consumer journey and marketing funnel, are poised to benefit from the macro trends. These trends include:

•	The growth in search driven by the growing shift to digital and contactless commerce activity;
•	The move towards in-house advertising;
•	The inevitable disappearance of the cookie in an increasing privacy-centric world and the corresponding imperative of first-party data; and
•	The need for high-engagement creatives in what is called the “Attention Economy.”

In addition, brands are seeking new solutions that enable them to transcend the dominance of the triopoly—Google, Facebook and Amazon, which now control 87% of ad spend in the United States—to enable more flexible options that respect their brands, users, and need for monetization.

Our headquarters and primary research and development facilities are located in Israel. We have our primary sales office in the United States and several other offices located in Europe.

Recent Developments

COVID-19

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting our customers and channel partners, as well as our business, results of operations, financial position and cash flows. We remain focused on protecting the health and well-being of our employees and the communities in which we operate, while assuring the continuity of our business operations.

As a result of the revenue flexibility provided by our product diversity across the three main pillars of digital advertising, cost-saving initiatives and experienced management team, we deftly mitigated near-term pressure on advertising budgets resulting from the COVID-19 pandemic. The global impact of the COVID-19 pandemic continues to evolve rapidly, and we closely monitor and assess, on an ongoing basis, the impact of the pandemic on our business operations. As additional information and guidance may become available through the public and governmental authorities, we may need to adjust our current practices and policies. While we continue to assess the impact from the pandemic,  we are unable to accurately predict the full impact of the COVID-19 pandemic on our business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, the further impact on the business of our customers and channel partners, and other factors described in “Risk Factors” in our Annual Report.

Results of Operations

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenues. Revenues increased by 58%, from $126.4 million in the six-month period ended June 30, 2020 to $199.5 million in the six-month period ended June 30, 2021.

Search Advertising and other revenues. Search Advertising and other revenues increased by 23%, from $84.0 million in the six-month period ended June 30, 2020 to $103.3 million in the six-month period ended June 30, 2021. This increase is mainly due to higher average daily monetizable search queries in 2021, as well as an increased number of new publishers.

Display and Social Advertising revenues. Display and Social Advertising revenues increased by 127%, from $42.4 million in the six-month period ended June 30, 2020 to $96.2 million in the six-month period ended June 30, 2021. This increase is primarily a result of growth in video and CTV along with accelerated growth driven from our Content Monetization solution.

Cost of revenues. Cost of revenues increased by 9%, from $10.6 million or 8% of revenues in the six-month period ended June 30, 2020 to $11.6 million or 6% of revenues in the six-month period ended June 30, 2021. The decrease as a percentage of revenues is primarily due to our ability to generate higher level of revenues with a moderate increase in expenses related to hosting, data and headcount.

Traffic acquisition costs (“TAC”) and media buy. TAC and media buy increased by 66%, from $72.9 million or 58% of revenues in the six-month period ended June 30, 2020 to $121.1 million or 61% of revenues in the six-month period ended June 30, 2021. The increase as a percentage of revenues is primarily due to changes in product mix.

Research and development expenses (“R&D”). R&D increased by 22%, from $14.3 million in the six-month period ended June 30, 2020 to $17.5 million in the six-month period ended June 30, 2021. The increase was primarily as a result of headcount increase and retention payments related to acquisitions as well as continued investments to further strengthen our technology.

Selling and marketing expenses (“S&M”). S&M expenses increased by 31%, from $17.9 million in the six-month period ended June 30, 2020 to $23.5 million in the six-month period ended June 30, 2021. The increase was primarily due to headcount increase and retention payments related to acquisitions.

General and administrative expenses (“G&A”). G&A increased by 16%, from $7.5 million in the six-month period ended June 30, 2020 to $8.8 million in the six-month period ended June 30, 2021. The increase was primarily due to employee-related costs resulting from exchange rate fluctuations, an increase in stock-based compensation and higher insurance premiums in 2021.

Depreciation and amortization. Depreciation and amortization expenses remained stable in the amount of $4.6 million in the six-month period ended June 30, 2020 and $4.4 million in the six-month period ended June 30, 2021. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions.

Taxes on Income (benefit). Taxes on income (benefit) increased by $3.6 million from a tax benefit of $1.3 million in the six-month period ended June 30, 2020 to tax expenses of $2.2 million in the six-month period ended June 30, 2021. The increase was primarily a result of an internal restructuring of group entities completed during the second quarter of 2020, which enabled the Company to efficiently utilize its tax attributes. The remainder of the change is due to a different mix of taxable income and loss between the different jurisdictions.

Liquidity and Capital Resources

As of June 30, 2021, we had $141.2 million in cash, cash equivalents and short-term bank deposits compared to $60.4 million as of December 31, 2020. The $80.8 million increase is primarily the result of $61 million raised through a follow-on public offering during January 2021. On March 8, 2021, we repaid in full the remaining $8.3 million loan principal amount together with the accumulated interest up to that date as per the loan schedule. We believe that our current working capital and cash flow from operations are sufficient to meet our operating cash requirements for at least the next twelve months.

Net cash provided by operating activities

For the six months ended June 30, 2021, our operating activities provided cash in the amount of $28.1 million, primarily as result of a net income in the amount of $10.4 million, increased by non-cash expenses, depreciation and amortization of $4.4 million, stock-based compensation expenses of $2.0 million and a net change of $11.1 million in operating assets and liabilities.

For the six months ended June 30, 2020, our operating activities provided cash in the amount of $2.6 million, primarily as result of a net loss in the amount of $0.9 million, decreased by non-cash expenses, depreciation and amortization of $4.6 million and share-based compensation expenses of $1.9 million, offset by a net change of $1.0 million in operating assets and liabilities and the creation of deferred tax assets of $2.0 million.

Net cash used in investing activities

In the six months ended June 30, 2021, we used in our investing activities $74.1 million cash, primarily due to $70.3 million investment in short-term deposits and $3.4 million related to earn out payments related to the previous acquisitions.

In the six months ended June 30, 2020, we used in our investing activities $7.5 million cash, primarily due to $13.8 million related to acquisition payments offset by $6.4 million proceeds from short-term deposits.

Net cash used in financing activities

In the six months ended June 30, 2021, our financing activities provided cash in the amount of $56.5 million, primarily due to $61 million from the issuance of shares in a follow-on offering and $3.8 million from stock-options exercises, offset by a $8.3 million repayment of our remaining loan.

In the six months ended June 30, 2020, we used in our financing activities $2.4 million cash, primarily due to $4.2 million repayment of our long- and short-term loan offset by $1.7 million attributable from stock-options exercises.

Research, Development, Patents and Licenses, Etc.

There have been no material changes to our research and development activities from those reported under “Item 5.C.—Research, Development, Patents and Licenses, Etc.” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, there are no material changes to our contractual obligations from those reported under “Item 5.F.—Tabular Disclosure of Contractual Obligations” in the Annual Report.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies and Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5.A. —Operating Results” in the Annual Report.